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January 4, 2012

Via Edgar Agents
Jeffrey Riedler, Assistant Director
United States
Securities and Exchange Commission
Washington, DC 20549

RE:	Healthcare Corporation of America Registration Statement Form S-1 Amendment #1 filed January 29, 2010

Dear Mr. Riedler

This letter is in response to your letter dated December 15, 2011.

Healthcare Corporation of America hereby requests the withdrawal of our registration statement form S-1 amendment No.1 filed January 29, 2010.

I have contacted both Ms. Acharya and Ms. Zukin by telephone and notified them of the withdrawal

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Joseph Drucker
Joseph Drucker
Vice President, Secretary and Corporate Counsel

cc:	Rose Zukin Nandini Acharya